Samuel H. Pilch
Controller
The Allstate Corporation

June 8, 2010

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Mail Stop 4720

Re:	The Allstate Corporation
Form 10-K for the Year Ended December 31, 2009
Filed on February 25, 2010
File Number: 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the verbal follow up comment received on June 7, 2010 that relates to our response dated May 4, 2010 to the comments set forth in your letter dated April 21, 2010, to Mr. Samuel Pilch, Controller of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the follow up comment in bold typeface and appearing below it is the expanded disclosure information from our May 4, 2010 letter marked to show our further proposed changes.

Please revise your proposed disclosures to clarify the reason why you believe an unrealized loss position of less than 36 months is not other than temporarily impaired.

The following disclosure will be revised.  Proposed revisions are marked.

Other-than-temporary impairment assessment for structured securities

The following table summarizes the fair value and gross unrealized losses of fixed income securities by type and investment grade classification as of June 30, 2010.

	Investment grade		Below investment grade		Total
($ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$	$	$	$	$	$
Municipal
Corporate
Foreign government
RMBS
CMBS
ABS
Redeemable preferred stock
Total	$	$	$	$	$	$

We have experienced declines in the fair value of fixed income securities primarily due to wider credit spreads since the time of initial purchase, which are largely due to macroeconomic conditions and credit market deterioration, including the impact of declining real estate valuations, which continue to persist in 2010.  As of June 30, 2010, RMBS and CMBS in total comprised $XX billion or XX% and $XX billion or XX% of gross unrealized losses on investment grade and below investment grade securities, respectively.

As of June 30, 2010, our gross unrealized losses were primarily concentrated in below investment grade RMBS, including Alt-A and Subprime, and CMBS structured securities.  Gross unrealized losses on below investment grade Alt-A, Subprime and CMBS securities at June 30, 2010 totaled $XX billion and were negatively impacted by weakened underlying collateral performance and declining residential and commercial real estate prices, decreased liquidity and large risk premiums.  Also included in below investment grade RMBS is $XX million of gross unrealized losses related to Prime securities, which we do not consider significant.  Fair values, which are obtained from third-party valuation service providers and are subject to review as disclosed in our Application of Critical Accounting Estimates, contain discounts for illiquidity and high volatility that have been associated with these markets for the last several years.  In contrast, the credit loss component of a fair value decline is measured by our best estimate of future cash flows discounted at the security’s original or current effective rate, as appropriate, consistent with accounting principles generally accepted in the United States of America (“GAAP”) requirements.  To the degree that the present value of our best estimate of future cash flows is less than amortized cost, other-than-temporary impairment write-downs have been recorded in earnings.  The remaining unrealized losses, which are recorded in accumulated other comprehensive income, are due to factors other than credit, such as illiquidity and risk premium, and are expected to reverse over the lives of these securities.

Consistent with their ratings, our portfolio monitoring indicates that the investment grade securities have a relatively low risk of default.  Securities rated below investment grade, comprising those with a Moody’s equivalent rating of Ba, B and Caa or lower have a higher level of risk of default and can be more volatile.

Other-than-temporary impairment assessment for below investment grade Alt-A and Subprime RMBS

The credit loss evaluation for Alt-A and Subprime securities involves calculating an estimate of future cash flows based on the underlying collateral, which is then applied to the various classes of the issued securities based on their respective contractual provisions of the securitization trust as determined at origination.  Securities with total projected cash flows including consideration of credit enhancement and/or reliable bond insurance that exceed amortized cost are not other-than-temporarily impaired.  The analysis considers actual collateral performance and reflects our outlook on housing, employment and gross domestic product (“GDP”).

Factors affecting these estimates include, but are not limited to, security specific collateral delinquency and loss severity trends, collateral type, transaction vintage year, geographic concentrations, borrower credit quality and origination practices of the transaction sponsor.  Given the diverse nature of our holdings and the security specific analysis that we conducted, the results of our cash flow projections for each issue can vary significantly. Residential home prices have deteriorated substantially during the last 24 months and as a result the value of the underlying collateral has declined.  Rising unemployment, tight credit conditions and weakening consumer confidence not only contributed to weakened cash flow performance during 2009, but also negatively impacted our expectations regarding future cash flow performance, both of which are critical in assessing other-than-temporary impairments.

Our projected cash flow assumptions are lower than the assumptions when the securities were originated as reflected by their current credit ratings and other credit statistics presented in the tables below.  These securities continue to perform substantially in line with anticipated or contractual cash flows.

•                  As of June 30, 2010, below investment grade Alt-A securities with other-than-temporary impairments recorded have a projected weighted average underlying default rate and a projected weighted average loss severity used to evaluate impairment of XX% and XX%, respectively, which resulted in projected cumulative losses of XX%.  For other below investment grade Alt-A securities, the projected weighted average underlying default rate and projected weighted average loss severity used to evaluate impairment were XX% and XX%, respectively, which resulted in projected cumulative losses of XX%.  The actual class level cumulative realized principal losses as reported by the trustee, which reduce the par value of the class of securities we own, totaled $XX million as of June 30, 2010.

•                  As of June 30, 2010, below investment grade Subprime securities with other-than-temporary impairments recorded have a projected weighted average underlying default rate and a projected weighted average loss severity used to evaluate for impairment of XX% and XX%, respectively, which resulted in projected cumulative losses of XX%.  For other below investment grade Subprime securities, the projected weighted average underlying default rate and projected weighted average loss severity used to evaluate impairment were XX% and XX%, respectively, which resulted in projected cumulative losses of XX%.  The actual class level cumulative realized principal losses as reported by the trustee, which reduce the par value of the class of securities we own, totaled $XX million as of June 30, 2010.

The following table shows certain credit statistics for our below investment grade Alt-A and Subprime securities.

As of and for the three months ended
($ in millions)	June 30, 2010		March 31, 2010		December 31, 2009		September 30, 2009		June 30, 2009
Par value (1)
Alt-A	$		$		$		$		$
Subprime
Delinquency rates (2)
Alt-A		%		%		%		%		%
Subprime		%		%		%		%		%
Cumulative collateral losses (3)
Alt-A		%		%		%		%		%
Subprime		%		%		%		%		%
Average credit enhancement (4)
Alt-A		%		%		%		%		%
Subprime		%		%		%		%		%
Principal payments (5)
Alt-A	$		$		$		$		$
Subprime

(1) Par value has been reduced by principal payments and security level principal losses.

(2) Delinquency rates as of period end are weighted average delinquency rates based on the number of loans that are 60 days or more past due as reported by the servicers.

(3) Cumulative collateral losses as of period end are based on the actual losses incurred on the collateral underlying these securities.  Actual losses on the securities we hold are significantly less than the losses on the underlying collateral as presented in this table, as a majority of the securities we hold include substantial credit enhancements.

(4) The weighted average credit enhancement as of period end reflects structural subordination and is expressed as the percentage of pool losses that can occur before the class of the security we own will incur its first dollar of principal loss.

(5) Reflects cash received from principal payments, including prepayments, during the period.

The following tables show information about our below investment grade Alt-A securities with gross unrealized losses by credit rating.

June 30, 2010
	With other-than-temporary impairments recorded							Other
($ in millions)	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
Alt-A
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
12-24 months (3)
Over 24 months (4)
Unrealized losses over 20% (5)
Total
12-24 months (3)
Over 24 months (4)
Cumulative write-downs recognized (6)								n/a	n/a	n/a	n/a

Average credit enhancement (7)%			%		%		%						%

December 31, 2009
	With other-than-temporary impairments recorded							Other
	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
Alt-A
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
12-24 months (3)
Over 24 months (4)
Unrealized losses over 20% (5)
Total
12-24 months (3)
Over 24 months (4)
Cumulative write-downs recognized (6)								n/a	n/a	n/a	n/a

Average credit enhancement (7)%			%		%		%						%

(1) Par value has been reduced by principal payments and security level principal losses.

(2) Includes total gross unrealized losses.

(3) Includes total gross unrealized losses on securities in an unrealized loss position for a period of more than 12 and less than or equal to 24 consecutive months.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.

(5) Includes gross unrealized losses greater than or equal to 20% of amortized cost.

(6) Includes cumulative net write-downs recorded in accordance with current accounting guidance.

(7) The weighted average credit enhancement reflects structural subordination and is expressed as the percentage of pool losses that can occur before the class of the security we own will incur its first dollar of principal loss.

Other-than-temporary impairment write-downs have been recorded for XX% of our below investment grade Alt-A securities as of June 30, 2010, with approximately XX% of the decline in fair value recognized in earnings.  For securities in this group that are rated Caa or lower, XX% have had other-than-temporary impairment write-downs recorded in earnings as of June 30, 2010.  In general, Alt-A securities that are not other-than-temporarily impaired have higher credit enhancements than those with other-than-temporary impairments recorded.

XX%, XX% and XX% of our below investment grade Alt-A securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  All below investment grade Alt-A securities with unrealized losses that have aged greater than 12 consecutive months were issued as investment grade securities with XX%, XX% and XX% receiving Aaa, Aa and A original ratings and capital structure classifications, respectively.

The following tables show information about our below investment grade Subprime securities with gross unrealized losses by credit rating.

June 30, 2010
	With other-than-temporary impairments recorded							Other
($ in millions)	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
Subprime
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
Insured (3)
12-24 months (4)
Over 24 months (5)
Unrealized losses over 20% (6)
Total
12-24 months (4)
Over 24 months (5)
Cumulative write-downs recognized (7)								n/a	n/a	n/a	n/a

Average credit enhancement (8)%			%		%		%						%

December 31, 2009
	With other-than-temporary impairments recorded							Other
	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
Subprime
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
Insured (3)
12-24 months (4)
Over 24 months (5)
Unrealized losses over 20% (6)
Total
12-24 months (4)
Over 24 months (5)
Cumulative write-downs recognized (7)								n/a	n/a	n/a	n/a

Average credit enhancement (8)%			%		%		%						%

(1) Par value has been reduced by principal payments and security level principal losses.

(2) Includes total gross unrealized losses.

(3) Includes gross unrealized losses on securities with bond insurance. These unrealized losses are included in the aging below.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period of more than 12 and less than or equal to 24 consecutive months.

(5) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.

(6) Includes gross unrealized losses greater than or equal to 20% of amortized cost.

(7) Includes cumulative net write-downs recorded in accordance with current accounting guidance.

(8) The weighted average credit enhancement reflects structural subordination and is expressed as the percentage of pool losses that can occur before the class of the security we own will incur its first dollar of principal loss.

Other-than-temporary impairment write-downs have been recorded for XX% of our below investment grade Subprime securities as of June 30, 2010, with approximately XX% of the decline in fair value recorded in earnings.  For securities in this group that are rated Caa or lower, XX% have had other-than-temporary impairment write-downs recorded in earnings as of June 30, 2010.  In general, Subprime securities that are not other-than-temporarily impaired have higher credit enhancements than those with other-than-temporary impairments recorded, or are reliably insured.

XX%, XX% and XX% of our below investment grade Subprime securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  All below investment grade Subprime securities with unrealized losses that have aged greater than 12 consecutive months were issued as investment grade with XX%, XX% and XX% receiving Aaa, Aa and A original ratings and capital structure classifications, respectively.

~~Whenever our initial analysis indicates that a fixed income security’s unrealized loss of 20% or more for at least 36 months is temporary, additional evaluations and management approvals are required to substantiate that the unrealized loss is related to other factors and recognition of a credit loss write-down is not appropriate.  There are no Alt-A or Subprime securities that have been in an unrealized loss position of 20% or more for 36 months as of June 30, 2010 and December 31, 2009.~~

During 2009, we experienced weakened underlying collateral performance resulting in lower subordination credit enhancement on certain of our Alt-A and Subprime securities, which resulted in our recording the credit loss portion of the fair value decline in earnings for those other-than-temporarily impaired securities, consistent with GAAP requirements.  We recorded the remaining fair value decline on Alt-A and Subprime securities as unrealized capital losses in accumulated other comprehensive income, in accordance with GAAP, because total projected cash flows including consideration of credit enhancement and/or reliable bond insurance were equal to or exceeded amortized cost.

Increases in default trends or adverse changes in relevant variables, such as real estate prices, employment or interest rates, which differ from our current expectations, could negatively impact future cash flow performance of the underlying collateral and our expectations of losses related to these securities.  Our best estimate of total projected cash flows at June 30, 2010 supports the temporary nature of these unrealized losses recorded in accumulated other comprehensive income; however, adverse future changes in relevant variables noted previously could impact this outlook.

Other-than-temporary impairment assessment for below investment grade CMBS

The credit loss evaluation for CMBS involves calculating an estimate of future cash flows based on the underlying collateral, which is then applied to the various classes of the issued securities based on their respective contractual provisions of the securitization trust as determined at origination.  Securities with total projected cash flows including consideration of credit enhancement that exceed amortized cost are not other-than-temporarily impaired.  Actual realized losses in the CMBS market have historically been low and, we believe, are not predictive of future losses.  Therefore, our projections of collateral performance rely on probability-weighted scenarios informed by credit opinions obtained from third parties, such as nationally recognized credit rating agencies, industry analysts and a CMBS loss modeling advisory service.

Factors affecting these estimates include, but are not limited to, estimates of current and future property prices, current and projected rental incomes, the propensity of the commercial mortgage defaults under these assumptions and loss severity given default.  Estimates of future property prices and rental incomes consider specific property-type and metro area economic trends such as employment, property vacancy and rental rates, and forecasts of new supply in the commercial real estate markets.  Other considerations include borrower payment history, the origination practices of the transaction sponsor, overall collateral quality and diversification, transaction vintage year, maturity date, overall structure of the transaction and other factors that may influence performance.  Given the diverse nature of our holdings and the security specific analysis that we conducted, the results of our cash flow projections for each issue vary significantly.

Commercial property prices have deteriorated substantially during the last 24 months and property rental incomes are declining as the commercial real estate sector adjusts to lower macro-economic activity.  In addition, tight credit markets and conservative underwriting standards continue to stress commercial mortgage borrowers’ ability to refinance obligations.  Considering these developments, our impairment assessments assume (i) all loans delinquent 60 days or more default, (ii) otherwise performing loans default at an average rate of XX%, and (iii) average loss severity on defaulted loans is XX%.  The resulting cumulative loss rates by vintage year of the security range from a low of XX% for holdings with a vintage year of 2003 to a high of XX% for holdings with a vintage year of 2007.  The average projected collateral-level cumulative loss for the portfolio is XX%.  These securities continue to perform substantially in line with anticipated or contractual cash flows.

The following table shows certain credit statistics for our below investment grade CMBS securities.

As of and for the three months ended
($ in millions)	June 30, 2010	March 31, 2010		December 31, 2009		September 30, 2009		June 30, 2009
Par value (1)	$	$		$		$		$
Delinquency rates (2)%			%		%		%		%
Cumulative collateral losses (3)%			%		%		%		%
Average credit enhancement (4)%			%		%		%		%
Principal repayments (5)	$	$		$		$		$

(1) Par value has been reduced by principal payments and security level principal losses.

(2) Delinquency rates as of period end are weighted average delinquency rates based on the number of loans that are 60 days or more past due as reported by the servicers.

(3) Cumulative collateral losses as of period end are based on the actual losses incurred on the collateral underlying these securities.  Actual losses on the securities we hold are significantly less than the losses on the underlying collateral as presented in this table, as a majority of the securities we hold include substantial credit enhancements.

(4) The weighted average credit enhancement as of period end reflects structural subordination and is expressed as the percentage of pool losses that can occur before the class of the security we own will incur its first dollar of principal loss.

(5) Reflects cash received from principal payments, including principal prepayments, during the period.

The following tables show information about our below investment grade CMBS securities with gross unrealized losses by credit rating.

June 30, 2010
	With other-than-temporary impairments recorded							Other
($ in millions)	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
CMBS
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
12-24 months (3)
Over 24 months (4)
Unrealized losses over 20% (5)
Total
12-24 months (3)
Over 24 months (4)
Cumulative write-downs recognized (6)								n/a	n/a	n/a	n/a

Average credit enhancement (7)%			%		%		%						%

December 31, 2009
	With other-than-temporary impairments recorded							Other
	Ba	B		Caa or lower		Total		Ba	B	Caa or lower	Total	Total
CMBS
Par value (1)	$	$		$		$		$	$	$	$	$
Fair value
Unrealized losses
Total (2)
12-24 months (3)
Over 24 months (4)
Unrealized losses over 20% (5)
Total
12-24 months (3)
Over 24 months (4)
Cumulative write-downs recognized (6)								n/a	n/a	n/a	n/a

Average credit enhancement (7)%			%		%		%						%

(1) Par value has been reduced by principal payments.

(2) Includes total gross unrealized losses.

(3) Includes total gross unrealized losses on securities in an unrealized loss position for a period of more than 12 and less than or equal to 24 consecutive months.

(4) Includes total gross unrealized losses on securities in an unrealized loss position for a period more than 24 consecutive months.

(5) Includes gross unrealized losses greater than or equal to 20% of amortized cost.

(6) Includes cumulative net write-downs recorded in accordance with current accounting guidance.

(7) The weighted average credit enhancement reflects structural subordination and is expressed as the percentage of pool losses that can occur before the class of the security we own will incur its first dollar of principal loss.

Other-than-temporary impairment write-downs have been recorded for XX% of our below investment grade CMBS securities as of June 30, 2010, with approximately XX% of the decline in fair value recorded in earnings.  For securities in this group that are rated Caa or lower, XX% have had other-than-temporary impairment write-downs recorded in earnings as of June 30, 2010.  The reduction in CMBS securities that are not other-than-temporarily impaired is primarily due to sales and, to a lesser extent, other-than-temporary impairment assessments in the period.

XX%, XX% and XX% of our below investment grade CMBS securities with gross unrealized losses were issued with Aaa, Aa and A original ratings and capital structure classifications, respectively.  All below investment grade CMBS securities with unrealized losses that have aged greater than 12 consecutive months were issued as investment grade with XX%, XX% and XX% receiving Aaa, Aa and A original ratings and capital structure classifications, respectively.

~~Whenever our initial analysis indicates that a fixed income security’s unrealized loss of 20% or more for at least 36 months is temporary, additional evaluations and management approvals are required to substantiate that the unrealized loss is related to other factors and recognition of a credit loss write-down is not appropriate.  There are no CMBS securities that have been in an unrealized loss position of 20% or more for 36 months as of June 30, 2010 and December 31, 2009.~~

Indicators of potential future loss in the CMBS portfolio increased significantly during 2009 and 2010 which resulted in our recording the credit loss portion of the fair value decline in earnings for certain holdings, consistent with GAAP requirements.  We recorded the remaining fair value decline as unrealized capital losses in accumulated other comprehensive income, in accordance with GAAP, because total projected cash flows including consideration of subordination credit enhancement were equal to or exceeded amortized cost.

Increases in default trends or adverse changes in relevant variables, such as commercial real estate prices, rental incomes or employment, which differ from our current expectations, could negatively impact future cash flow performance of the underlying collateral and our expectations of losses related to these securities.  Our best estimate of total projected cash flows at June 30, 2010 supports the temporary nature of these unrealized losses recorded in accumulated other comprehensive income; however, adverse future changes in the relevant variables noted previously could impact this outlook.

If you have any questions regarding this response letter, please contact Kathleen Enright, Assistant Vice President Financial Reporting, at (847) 402-8110 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Controller
The Allstate Corporation